INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

MARCH 31, 2007

ENERGY METALS CORPORATION
INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT MARCH 31
(Unaudited)

	March 31,	June 30,
	2007	2006
	$	$
ASSETS
Current
Cash and cash equivalents	65,378,260	25,947,294
Short-term investments (Note 4)	31,634,424	53,826,750
Receivables	1,219,613	115,612
Prepaid expenses and deposits	1,225,954	292,918

Total current assets	99,458,251	80,182,574

Long-term investments	-	3,113,586
Non-refundable deposit	-	557,500
Reclamation bonds (Note 5)	6,765,101	557,500
Property, plant and equipment (Note 6)	20,678,858	9,824,427
Mineral properties (Note 7)	127,269,300	26,389,003

Total assets	254,171,510	120,624,590

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	1,577,477	527,864

Asset retirement obligation (Note 8)	2,699,891	915,266
Future income taxes	32,886,573	6,019,000

Total liabilities	37,163,941	7,462,130

Shareholders' equity
Capital stock (Note 9)	232,482,330	126,140,507
Contributed surplus (Note 9)	10,753,907	3,912,155
Commitment to issue shares	-	1,525,000
Deficit	(26,228,668)	(18,415,202)

Total shareholders’ equity	217,007,569	113,162,460

Total liabilities and shareholders’ equity	254,171,510	120,624,590

Nature and continuance of operations (Note 1)
Commitments (Note 14)
Subsequent events (Note 15)

On behalf of the Board:

“Paul Matysek”	Director	“James G.G. Watt”	Director

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY METALS CORPORATION
INTERMIN CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three months ended March 31		Nine months ended March 31
	2007	2006	2007	2006
	$	$	$	$

EXPENSES
Advertising and promotion	77,489	62,229	378,695	121,847
Amortization	258,465	26,363	455,437	42,381
Automobile	53,216	-	71,897	-
Bank charges and interest	27,714	3,244	68,495	6,402
Consulting fees	1,416,331	267,054	2,423,362	580,132
Directors fees	15,000	-	104,826	-
Filing and regulatory fees	273,235	18,447	419,825	45,477
Insurance	80,369	640	331,958	21,353
Management fees	58,500	52,500	172,500	187,500
Office and miscellaneous	158,996	77,551	326,510	131,178
Professional fees	268,760	491,256	1,145,776	591,790
Rent	269,898	29,925	405,862	46,785
Repairs and maintenance	21,383	-	73,565	-
Salaries and benefits	1,339,640	114,362	2,602,072	176,903
Scanning and maps	87,035	-	279,974	-
Stock-based compensation	2,435,994	296,739	6,541,983	1,142,882
Telephone	30,484	13,593	76,182	28,584
Transfer agent	19,277	6,157	51,561	15,683
Travel	310,200	129,185	591,623	209,866
Loss before other items	7,201,986	1,589,245	16,522,103	3,348,763

OTHER ITEMS
Accretion of reclamation obligation	(25,205)	-	(64,638)	-
Gain on sale of marketable securities	1,090,251	-	5,514,253	-
Interest income	884,838	251,696	2,397,880	515,645
Foreign exchange gain (loss)	(334,618)	70,184	(350,858)	46,681

	1,615,266	321,880	7,496,637	562,326

LOSS BEFORE INCOME TAXES	(5,586,720)	(1,267,365)	(9,025,466)	(2,786,437)

FUTURE INCOME TAX RECOVERY	1,157,197	-	1,212,000	-

LOSS FOR THE PERIOD	(4,429,523)	(1,267,365)	(7,813,466)	(2,786,437)

DEFICIT, BEGINNING OF PERIOD	(21,799,145)	(14,402,305)	(18,415,202)	(12,883,233)

DEFICIT, END OF PERIOD	(26,228,668)	(15,669,670)	(26,228,668)	(15,669,670)

LOSS PER COMMON SHARE	(0.06)	(0.04)	(0.11)	(0.10)

Weighted average number of common shares	76,910,394	35,112,385	69,262,300	29,288,852

The accompanying notes are an integral part of these interim consolidated financial statements.

ENERGY METALS CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three months ended		Nine months ended
	March 31		March 31
	2007	2006	2007	2006
	$	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(4,429,523)	(1,267,365)	(7,813,466)	(2,786,437)
Items not affecting cash:
Accretion of reclamation obligation	25,205	-	64,638	-
Amortization	258,465	26,363	455,437	42,381
Foreign exchange on asset retirement obligation	(30,744)	-	47,270	-
Foreign exchange on future income taxes	(102,804)	-	(17,727)	-
Future income taxes	(1,194,197)		(1,212,000)
Gain on sale of marketable securities	(1,090,251)	-	(5,514,253)	-
Stock-based compensation	2,435,994	296,739	6,541,983	1,142,882

Changes in non-cash working capital items:
Decrease (increase) in receivables	(873,176)	2,809	(923,373)	(16,160)
Increase in prepaid expenses	(501,030)	(17,215)	(909,674)	(18,015)
Increase in accounts payable and accrued
liabilities	(445,990)	319,928	819,717	280,738

Net cash used in operating activities	(5,948,051)	(638,741)	(8,461,448)	(1,354,611)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash acquired on acquisition of subsidiary	12,661,560	1,565,120	18,276,542	1,565,120
Acquisition of mineral properties	(7,486,720)	(139,815)	(11,849,398)	(2,766,485)
Additions to plant, property and equipment	(1,407,830)	(87,295)	(8,519,964)	(123,440)
Non-refundable deposit	-	5,250	557,500	(583,550)
Proceeds on sale of marketable securities	4,396,387	-	32,062,354	-
Purchase of long term investment	-	(6,963,027)	(8,000,000)	(6,963,027)
Reclamation bonds	59,522	-	(5,581,415)	-
Recovery of mineral property costs	-	-	-	35,592

Net cash used in investing activities	8,222,919	(5,619,767)	16,945,619	(8,835,790)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	21,689,751	2,099,626	31,019,554	16,323,879
Subscriptions received	-	21,286,100	-	21,286,100
Share issue costs	(72,759)	-	(72,759)	(325,750)

Net cash provided by financing activities	21,616,992	23,385,726	30,946,795	37,284,229

Change in cash during the period	23,891,860	17,127,218	39,430,966	27,093,828

Cash, beginning of period	41,486,400	29,668,357	25,947,294	19,701,747

Cash, end of period	65,378,260	46,795,575	65,378,260	46,795,575

Supplementary disclosure with respect to cash flow (Note 13)

The accompanying notes are an integral part of these interim consolidated financial statements.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Expressed in Canadian Dollars)
(Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activities include the acquisition, development and exploration of uranium properties.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent upon the Company’s ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management’s opinion, been properly prepared using careful judgement with reasonable limits of materiality. These Interim consolidated financial statements should be read in conjunction with the consolidated annual financial statements for the year ended June 30, 2006. The significant accounting policies followed are consistent with those disclosed in the consolidated financial statements for the year ended June 30, 2006.

3.	ACQUISITION OF SUBSIDIARIES

	a)	Quincy Energy Corp.

On July 10, 2006, the Company acquired all of the issued and outstanding shares of Quincy Energy Corp., a publicly trading company listed on the TSX Venture Exchange under the symbol QUI on the basis of 0.20 shares of the Company for every 1.00 common share of Quincy. The acquisition is accounted for using the purchase method.

Total cost of acquisition was $24,202,650 consisting of the issuance of 10,232,602 common shares with a fair value of $18,303,339, stock options allowing the holders to acquire 652,000 common shares of which the fair value is $2,263,180, warrants allowing the holders to acquire 1,325,974 shares of which the fair value is $2,968,481 and the cancellation of its shares in Quincy at a cost of $667,650. Quincy’s operating results were recognized in the consolidated statement of operations beginning on July 10, 2006, the effective date of the acquisition.

The allocation of the purchase cost of Quincy’s assets and liabilities is as follows:

Cash	$5,614,982
Receivables	69,684
Prepaid expenses and deposits	17,659
Reclamation Bond	66,826
Accounts payable and accrued liabilities	(82,897)
Mineral properties	21,289,396
Future tax liability	(2,773,000)
$24,202,650

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Expressed in Canadian Dollars)
(Unaudited)

3.	ACQUISITION OF SUBSIDIARIES (cont’d…)

	b)	Springer Mining Company

On November 21, 2006, the Company acquired all the shares of Springer Mining Company (“Springer”) from an arms-length party for cash consideration of $5,078,700. The acquisition is accounted for using the purchase method.

The allocation of the purchase cost of Springer’s assets and liabilities is as follows:

Land	$296,000
Plant and equipment	7,399,000
Future tax liability	(2,616,300)

Cost of acquisition	$5,078,700

c)	High Plains Uranium Inc.

On January 19, 2007, the Company acquired all of the issued and outstanding shares of High Plains Uranium Inc. (“HPU”), a publicly trading company listed on the TSX Exchange under the symbol HPU on the basis of 1 common share of the Company for every 6.2 common share of HPU. The acquisition is accounted for using the purchase method.

Total cost of acquisition was $50,453,782 consisting of the issuance of 8,749,767 common shares with a fair value of $46,464,051, stock options allowing the holders to acquire 379,319 common shares, of which the fair value is $2,194,731, warrants allowing the holders to acquire 500,000 shares of which the fair value is $1,795,000. HPU’s operating results were recognized in the consolidated statement of operations beginning on January 19, 2007, the effective date of the acquisition.

The allocation of the purchase cost of Quincy’s assets and liabilities is as follows:

Cash	$12,661,560
Marketable securities	807,324
Receivables	110,944
Prepaid expenses and deposits	5,704
Reclamation Bond	559,360
Property, plant and equipment	173,603
Accounts payable and accrued liabilities	(146,999)
Asset reclamation obligation	(580,897)
Convertible debentures	(8,000,000)
Mineral properties	63,293,183
Future tax liability	(18,430,000)
$50,453,782

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Expressed in Canadian Dollars)
(Unaudited)

4.	SHORT-TERM INVESTMENTS

	March 31	June 30
	2006	2006
	$	$

Bankers acceptances	20,819,863	46,503,088
Marketable securities	10,814,561	7,323,662

	31,634,424	53,826,750

The bankers acceptances have an effective interest rate of 4.17% and mature on April 5, 2007. The quoted fair market value of the marketable securities as at March 31, 2007 was $15,833,727 (June 30, 2006 - $7,378,162)

5.	RECLAMATION BONDS

Reclamation bonds consist of bonds and other cash payments made as security to cover the cost of reclamation of the related properties. Once the reclamation of the properties is complete, the bond will be returned to the Company.

6.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2007			June 30, 2006

		Accumulated	Net Book		Accumulated	Net
	Cost	Amortization	Value	Cost	Amortization	Book Value
	$	$	$	$	$	$
Land	296,000	-	296,000	-	-	-
Plant and machinery	18,440,084	-	18,440,084	9,299,008	-	9,299,008
Drilling equipment	339,000	31,184	307,816	-	-	-
Computer equipment	728,977	210,106	518,871	206,979	65,206	141,773
Office equipment	280,914	81,230	199,684	155,105	45,696	109,409
Automobiles	1,198,696	302,319	896,377	289,647	25,399	264,248
Leasehold improvements	33,631	13,605	20,026	13,333	3,344	9,989

	21,317,302	638,444	20,678,858	9,964,072	139,645	9,824,427

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Expressed in Canadian Dollars)
(Unaudited)

7.	MINERAL PROPERTIES

	Nine months ended	Year ended
	March 31, 2007	June 30, 2006
	$	$
Acquisition costs:
Balance, beginning of period	26,038,861	3,206,248
Additions:
Contractual	94,779,616	23,529,098
Filing fees	1,720,984	328,942
Lease payments	231,804	348,993
Staking	162,085	154,626
Title search	1,993	47,312
	122,935,343	27,615,219
Costs recovered	(898,240)	(1,576,358)

Balance, end of period	122,037,103	26,038,861

Exploration costs:
Balance, beginning of period	350,142	22,664
Additions:
Assay	1,233	-
Consulting fees	742,692	180,448
Drafting	39,342	73,468
Drilling	2,199,361	17,297
Equipment rental	15,382
Maps	39,527	14,595
Miscellaneous	8,032
Permitting	807,385	-
Reports	85,459	35,053
Roads	327,918	-
Shed and signage	27,027	-
Storage	1,007	-
Tools and equipment	433,842	-
Travel	-	1,957
Truck lease	33,844	4,660
Utilities	70,767	-
Wells	49,237	-

Balance, end of period	5,232,197	350,142

Total costs	127,269,300	26,389,003

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

a)

On July 19, 2004, the Company entered into an agreement with William Sheriff, who subsequently became a director of the Company to acquire a 100% interest in advanced uranium properties known as Aurora Project – New U Claims in Oregon and Velvet Project – UT in Utah. As consideration, the Company issued 1,000,000 common shares valued at $350,000. In addition, the Company issued 100,000 common shares valued at $35,000 as a finder’s fee.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Expressed in Canadian Dollars)
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

Under the terms of this agreement, the Company was granted a right of first refusal to acquire the interest of the vendor in other properties located in Arizona, Wyoming, Colorado, New Mexico, Nevada, Utah and Texas.

b)	On September 24, 2004, the Company entered into an agreement to acquire a 100% interest in the Frank M Uranium property in Utah. As consideration, the Company is required to pay the following amounts:

US$	15,000	Upon signing (paid)
	20,000	First anniversary (paid)
	25,000	Second anniversary(paid)
	40,000	Third anniversary
US$	100,000

In addition, the Company is required to issue the following common shares:

10,000	First anniversary (issued at a fair value of $12,000)
10,000	Second anniversary (issued at a fair value of $56,000)
10,000	Third anniversary
30,000

c)

On October 25, 2004, the Company entered into an agreement to acquire a 100% interest in certain mineral claims and leases located in Arizona and Wyoming. As consideration, the Company issued 500,000 common shares valued at $750,000.

d)

On October 25, 2004, the Company entered into an agreement with William Sheriff to acquire a 100% interest in certain mineral claims and leases located in Arizona and Wyoming. As consideration, the Company issued 1,250,000 common shares valued at $1,875,000.

On November 5, 2004, the Company entered into an agreement with Quincy to grant a 50% interest in certain mineral properties located in Arizona. The Company received US$10,000 and 165,000 shares in Quincy.

On July 10, 2006, the Company acquired Quincy and the remaining shares in Quincy to be issued were cancelled.

e)

On February 4, 2005, the Company entered into an agreement to acquire a 100% interest in the Congress Property in Utah. As consideration, the Company paid US$15,000 and issued 10,500 common shares valued at $18,900. The claims are subject to a 5.1% NRI.

On May 18, 2005, the Company entered into an agreement with Quincy to option a 51% interest in the Company’s Aurora property in Oregon. The Company received US$25,000 and 1,000,000 shares in Quincy.

On July 10, 2006, the Company acquired Quincy and the remaining shares in Quincy to be issued were cancelled.

f)

On June 1, 2005, the Company entered into an agreement with William Sheriff for the use of certain exploration databases and was granted the right to sublicense these databases in exchange for a 20% fee on any consideration received. The Company subsequently sublicensed various records and data regarding a uranium mining project in South Africa to Uranco Inc. The Company received US$67,000. An amount of US$13,400 was paid to William Sheriff in respect of this sale pursuant to this agreement.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Expressed in Canadian Dollars)
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

i)

On June 20, 2005, the Company entered into an option agreement with Glen Hawk Minerals Ltd. (“GHM”) in respect of certain staked claims known as the San Rafael Property in Utah. Under the terms of the agreement, GHM is entitled to a 51% interest upon completion of the following:

	i)	Pay US$ 15,000 upon execution of agreement (received)

	ii)	Pay US$ 20,000 (received) and issue 600,000 shares in GHM (received at a fair value of $54,000)

	iii)	Issue 850,000 shares in GHM over the next five years

	iv)	Incur US$ 1,100,000 of exploration expenditures with the next 5 years.

On May 30, 2006, GHM terminated the option agreement.

j)

On June 20, 2005, the Company entered into an option agreement with Thelon Ventures Ltd. (“Thelon”) to grant a 51% interest in certain staked claims known as the White River Valley property in Nevada. As consideration, the Company is entitled to receive the following:

i)	Cash payment of US$10,000 upon execution of agreement (received)

ii)	Cash payment of US$10,000 (received) and 500,000 shares in Thelon (received at a fair value of $40,000)

iii)	750,000 shares in Thelon over the next 5 years (received 100,000 at a fair value of $17,500)

In addition, Thelon is required to incur exploration expenditures of US$1,000,000 over the next 5 years. An additional 29% interest can be earned by Thelon in exchange for funding a bankable feasibility study.

k)

On August 23, 2005, the Company exercised its right of first refusal granted in an agreement dated July 19, 2004 with William Sheriff to acquire all of his interest in various uranium properties. As consideration, the Company has made a commitment to issue the following shares:

i)	500,000 Upon regulatory approval (issued at a fair value of $1,525,000)

ii)	500,000 January 5, 2006 (issued at a fair value of $1,525,000)

iii)	500,000 January 5, 2007 (issued at a fair value of $1,525,000)

l)

On September 16, 2005, the Company entered into an agreement with United Nuclear Corporation to acquire the technical data pertaining to national and international uranium properties for cash consideration of $842,800.

m)

On October 24, 2005, the Company entered into an agreement with John Wold to acquire the technical data pertaining to uranium properties. As consideration, the Company issued 219,100 common shares valued at $701,120 and paid cash consideration of $750,720.

n)

On November 16, 2005, the Company entered into an agreement with Powertech Industries Inc. (“Powertech”) to sell its 100% interest in certain properties located in South Dakota. As consideration, the Company received 1,000,000 common shares and 1,250,000 share purchase warrants valued at $1,370,000 in Powertech upon closing. The Company is entitled to 2% to 4% royalties.

o)

On March 10, 2006, the Company acquired all of the issued and outstanding shares of Standard Uranium Inc. (“Standard”). Included in the assets of Standard are the Palangana mineral properties located in Duval County, Texas.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Expressed in Canadian Dollars)
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

p)

On July 10, 2006, the Company acquired all the issued and outstanding shares of Quincy. Included in the assets of Quincy are gold properties with a fair value of $916,000. On September 6, 2006, Quincy sold all of its gold properties to Golden Predator Mines US Inc. (“GPM”), a wholly-owned subsidiary at its original cost. The gold properties are as follows:

i)	Quartz Mountain

On October 15, 2003, Quincy entered into an option agreement with Seabridge Gold Corporation (“Seabridge”) to acquire a 50% interest in 67 unpatented mining claims located in Lake County, Oregon. Under the terms of the agreement, Quincy is required to incur US$1,500,000 exploration expenditures by October 15, 2008 and issue 40,000 shares in the Company (“EMC”) upon completion of exploration expenditures.

On March 23, 2007, the Company entered into an assignment agreement with Seabridge whereby at its sole discretion, the 40,000 shares in the Company can be replaced by the equivalent number of shares in GPM or paying equivalent cash, based upon the trading price of shares in the Company at that time.

Quincy may increase its interest from 50% to 62.5% within the additional option exercise period, by funding a feasibility study and issuing common shares in GPM or pay cash equivalent to 50,000 shares in EMC at that time.

If Quincy does not increase its interest to 62.5% or fails to deliver a feasibility study, Seabridge has the right to buy back the 50% interest for US$750,000.

ii)	Rattlesnake Hills:

On October 14, 2004, Quincy entered an option agreement with Bald Mountain Mining Co. to acquire a 100% interest in the Rattlesnake Hills property located in Natrona County, Wyoming. Under the terms of the agreement, Quincy is required to pay an advance royalty payment of US$20,000 (paid) and incur US$4,850,000 exploration expenditures by August 14, 2010.

Quincy may complete a partial exercise of the option and acquire 10% increments by incurring US$500,000 in exploration expenditures and issue shares in EMC – See Note 7p(iii).

The property is subject to a 3 - 4% Net Smelter Royalty (“NSR”).

iii)	Lewiston:

On October 14, 2004, Quincy entered an option agreement with Bald Mountain Mining Co. to acquire a 100% interest in the Lewiston property located in Freemont County, Wyoming. Under the terms of the agreement, Quincy is required to incur US$1,000,000 exploration expenditures by August 14, 2009.

Quincy may complete a partial exercise of the option and acquire 10% increments by incurring US$100,000 in exploration expenditures.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Expressed in Canadian Dollars)
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

In addition, Quincy is required to issue 10,000 shares in EMC for every US$500,000 of exploration expenditures incurred on either the Rattlesnake or the Lewiston properties. The shares in EMC may be replaced by the equivalent number of GPM shares or cash (based upon the market value of EMC’s shares at that time) at the sole discretion of EMC.

The property is subject to a 3% NSR.

iv)	Miller:

On January 23, 2004, Quincy entered into a mining lease agreement with Pacific International Gold Corporation to lease 21 unpatented lode claims located in Esmeralda County, Nevada. Under the terms of the agreement, Quincy is required to incur US$275,000 exploration expenditures and make US$117,500 advance royalty payments by January 23, 2009. If production has not commenced by January 23, 2009, Quincy is required to incur US$100,000 exploration expenditures and make US$50,000 advance royalty payments for each year thereafter.

The property is subject to a 2 – 5% sliding scale NSR and the advance royalty payments are credited against future NSR payments.

v)	Lantern:

On July 31, 2003, Quincy entered into a mining lease agreement with Newmont Mining Corporation for patented fee land totaling 1,083 acres and also received a quit claim deed for 17 unpatented mining claims. On December 1, 2003, Quincy entered into an agreement with William Sheriff for the lease of 39 unpatented lode mining claims. These properties are located in Pershing County, Nevada.

Under the terms of the agreement, Quincy is required to incur US$800,000 exploration expenditures by July 31, 2013 and US$200,000 exploration expenditures for each year thereafter.

The property is subject to a maximum of 4% NSR.

vi)	Silver Bow:

On February 21, 2003, Quincy entered into a mining lease agreement with Donald K. Jennings and Renegade Explorations to acquire the exclusive right to explore and mine on 73 unpatented lode Federal claims located in Nye County, Nevada. Under the terms of the agreement, Quincy is required to make royalty payments of US$50,000 on February 21, 2008 and US$50,000 every year thereafter.

The property is subject to a 3% NSR and Quincy has the right to purchase 2/3 of the NSR for US$1,500,000 and the final 1/3 for US$2,000,000.

q)

On July 10, 2006, the Company acquired all the issued and outstanding shares of Quincy. Included in the assets of Quincy are uranium properties with a fair value of $17,600,396. The uranium properties are as follows

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Expressed in Canadian Dollars)
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

i)	Elliott Lake:

On February 10, 2005, Quincy entered into an option agreement with Canada Enerco Corp. to earn a 50% interest in 10 provincial mineral claims located in Buckles Township, Ontario. Under the terms of the agreement, Quincy is required to make a cash payment of $100,000 by February 8, 2008, issue 40,000 shares in EMC by February 8, 2008 and incur $850,000 exploration expenditures by September 1, 2008.

Quincy will earn an additional 10% interest if it incurs additional expenditures of $1,000,000, pay cash of $50,000 and issue 20,000 shares in EMC by September 1, 2009.

A further 15% interest can be earned if the Company funds a bankable feasibility study within 3 years.

ii)	Hosta Butte, McKinley and Hansen:

On March 8, 2005, Quincy entered into an option agreement with NZ Uranium LLC to earn a 65% interest in 3 separate properties known as the Hosta Butte and McKinley properties in New Mexico and Hansen (Tallahhassee Creek) property in Colorado. Under the terms of the agreement, Quincy is required to incur US$4,025,000 exploration expenditures by September 18, 2010 and issue 210,000 shares in EMC for each property by September 18, 2010.

iii)	Crownpoint:

On May 12, 2005, Quincy entered into an option agreement with NZ Uranium LLC to earn a 65% interest in the Crownpoint property located in McKinley County, New Mexico. Under the terms of the agreement, Quincy is required to incur US$3,875,000 exploration expenditures by May 12, 2009 and issue 550,000 shares in EMC by May 12, 2009.

r)

On August 4, 2006, the Company entered into an option agreement with Bluerock Resources Ltd. (“Bluerock”) in respect of the Skull Creek property in Colorado. Under the terms of the agreement, Bluerock is entitled to 65% interest upon completion of the following:

i.	Pay US$6,000 upon execution of agreement (received)
ii.	Issue 300,000 shares in Bluerock upon regulatory approval (received)
iii.	Issue 100,000 shares in Bluerock on February 17, 2007 (received)
iv.	Issue 500,000 shares in Bluerock on August 1, 2007
v.	Issue 600,000 shares in Bluerock on January 1, 2008
vi.	Issue 500,000 shares in Bluerock on January 1, 2009
vii.	Issue 500,000 shares in Bluerock on January 1, 2010
viii.	Issue 500,000 shares in Bluerock on January 1, 2011
ix.	Incur US$2,500,000 in exploration expenditures by December 31, 2010

An additional 10% interest can be earned by Bluerock for funding a bankable feasibility study within 24 months following exercising of option.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Expressed in Canadian Dollars)
(Unaudited)

7.	MINERAL PROPERTIES (cont’d…)

s)

On August 17, 2006, the Company entered into an option agreement with Magnum Uranium Corp. (“Magnum”) in respect of the San Rafael property located in Utah. Under the terms of the agreement, Magnum is entitled to 65% interest upon completion of the following:

i.	Pay US$30,000 upon execution of agreement (received).
ii.	Issue 150,000 shares in Magnum upon regulatory approval (received).
iii.	Issue 100,000 shares in Magnum by August 17, 2008
iv.	Issue 100,000 shares in Magnum by August 17, 2009
v.	Issue 100,000 shares in Magnum by August 17, 2010
vi.	Issue 150,000 shares in Magnum by August 17, 2011
vii.	Incur US$1,000,000 in exploration expenditures by August 17, 2011

An additional 15% interest can be earned by Magnum by issuing 250,000 shares.

t)

On November 24, 2006, the Company entered into an agreement with Magnum to sell its data relating to its Converse County, Wyoming property. As consideration, Magnum is required to make the following cash payments:

	i.	$30,000 upon signing (received)
	ii.	$70,000 on February 24, 2007 (received)
	iii.	$100,000 on November 24, 2007

u)

On December 18, 2006, the Company entered into an agreement with Powertech to sell its data relating to its Converse County, Wyoming property. As consideration, Powertech is make the following payments:

	i.	$300,000 upon signing (received)
	ii.	$300,000 on March 1, 2007 (received)
	iii.	$400,000 on July 1, 2007

The above payments may be made by shares in Powertech computed at the greater of $1.83 per share and the 5 day Volume Weighted Average Price prior to date of payment.

v)	On January 19, 2007, the Company acquired all the issued and outstanding shares of HPU. Included in the assets of HPU are uranium properties with a fair value of $64,832,378.

w)

On February 21, 2007, the Company entered into an agreement with Power Resources Inc. to acquire certain data base relating to the Moore Ranch and Bear Creek properties located in Wyoming. As consideration, the Company paid US$3,750,000.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Expressed in Canadian Dollars)
(Unaudited)

8.	ASSET RETIREMENT OBLIGATION

	March 31	June 30
	2007	2006
	$	$
Balance, beginning of period	915,266	-
Liabilities assumed on acquisition of property	1,672,717	928,400
Unrealized foreign exchange loss (gain)	47,270	(37,399)
Interest accretion	64,638	24,265

Balance, end of period	2,699,891	915,266

The amount represents an accrued estimate of costs that would be incurred to restore the property, plant and equipment to the condition that existed prior to its operation. As the Company has not commenced production, no reclamation work is currently planned. Once the plant is operational, the accrual will be adjusted in accordance with estimated reclamation costs to be incurred.

9.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

		Capital	Contributed
	Number	Stock	Surplus
	Of Shares	$	$

Authorized:
Unlimited number of common shares
without par value

Issued:
Balance as at June 30, 2005	24,627,772	34,874,778	1,175,618
Acquisition of subsidiary	10,166,672	12,033,712	882,472
Private placements	14,700,000	71,350,000	-
Exercise of options	1,296,250	1,520,050	-
Exercise of share purchase warrants	2,301,931	3,401,777	-
For mineral properties	1,589,600	4,307,020	-
Stock-based compensation	-	-	2,479,411
Share issue costs	-	(2,492,176)	-
Agent’s warrants	-	-	520,000
Conversion of options on exercise	-	1,145,346	(1,145,346)

Balance as at June 30, 2006	54,682,225	126,140,507	3,912,155
Acquisition of subsidiary	18,749,369	64,767,390	9,221,392
Exercise of options	1,498,549	5,436,776	-
Exercise of share purchase warrants	5,532,341	25,582,779	-
For mineral properties	530,000	1,581,000	-
Stock-based compensation	192,000	1,128,960	5,413,024
Share issue costs	-	(72,759)	-
Gain on sale of HPU shares	-	-	1,859,842
Acquisition of treasury stock	-	(1,734,828)
Conversion of options on exercise	-	9,652,505	(9,652,505)

Balance as at March 31, 2007	81,184,484	232,482,330	10,753,907

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Expressed in Canadian Dollars)
(Unaudited)

9.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options and warrants

The Company has a stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued shares of the Company outstanding. Under the plan, the exercise price of each option shall not be less than the average closing price as calculated on the date of grant. The options can be granted for a maximum term of 5 years and vesting is determined by the Board of directors.

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
		Weighted average		Weighted average
		exercise price		exercise price
	Number	$	Number	$

Outstanding, June 30, 2005	5,446,052	2.52	1,930,000	1.31
Granted	5,617,764	6.45	3,080,100	4.32
Exercised	(2,301,931)	1.48	(1,296,250)	1.17
Cancelled	(25,000)	1.50	(6,250)	1.70

Outstanding, June 30, 2006	8,736,885	5.33	3,707,600	3.85
Granted	-	-	4,782,500	11.35
Exercised	(5,532,341)	4.88	(966,549)	2.77
Issued upon acquisition of
subsidiary	1,823,475	5.42	379,319	4.67
Cancelled	(700)	3.25	(62,500)	2.94

Outstanding, March 31, 2007	5,027,319	5.86	7,840,370	8.60

Number currently exercisable	5,027,319	5.86	3,054,520	4.76

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Expressed in Canadian Dollars)
(Unaudited)

9.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

As at March 31, 2007, incentive stock options and share purchase warrants were outstanding as follows:

	Number of shares	Exercise Price	Expiry Date
Options
	63,750	2.40	May 13, 2007
	15,065	US$3.10	May 21, 2007
	34,273	US$3.72	May 21, 2007
	17,194	US$5.64	May 21, 2007
	6,452	US$6.76	May 21, 2007
	2,065	US$7.25	May 21, 2007
	25,000	2.50	March 17, 2008
	180,000	7.00	June 20, 2008
	192,000	1.27	April 11, 2009
	50,000	5.77	July 17, 2009
	80,000	3.00	November 1, 2009
	507,500	3.07	November 30, 2009
	490,000	3.15	December 1, 2009
	137,500	4.15	January 30, 2010
	275,000	4.00	February 20, 2010
	158,400	2.00	March 8, 2010
	682,500	7.10	April 21, 2010
	5,387	US$3.10	May 20, 2010
	125,000	5.53	June 30, 2010
	20,000	5.90	July 16, 2010
	177,500	5.20	August 29, 2010
	75,000	5.20	September 29, 2010
	400,000	6.46	October 20, 2010
	172,500	7.90	October 27, 2010
	100,000	9.81	January 8, 2011
	35,000	9.76	January 16, 2011
	25,000	9.71	January 19, 2011
	636,000	9.97	January 23, 2011
	121,500	11.01	February 1, 2011
	50,000	11.96	February 14, 2011
	150,000	13.30	February 19, 2011
	41,800	4.11	February 24, 2011
	8,065	US$3.66	March 1, 2011
	30,000	10.78	March 5, 2011
	26,887	US$3.72	March 22, 2011
	4,032	US$7.25	November 2, 2011
	300,000	9.50	December 19, 2011
	2,420,000	13.83	March 30, 2012

	Warrants
	1,234,000	4.00	April 19, 2007
	110,000	5.50	April 6, 2008
	2,027,000	6.50	April 6, 2008
	23,569	5.50	April 13, 2008
	1,632,750	6.50	April 13, 2008

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Expressed in Canadian Dollars)
(Unaudited)

9.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

During the nine months ended March 31, 2007, the Company recognized stock based compensation of $4,541,646 (2006 - $1,142,882) in the statement of operations as a result of shares issued and incentive stock options granted and vested. The weighted average fair value of options granted was $2.27 (2005 - $1.08) per share.

The fair value of all compensatory options and warrants granted is estimated on grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

Risk-free interest rate	3.34%
Expected life	2 - 3 years
Volatility	48-62%
Dividend rate	0.00%

10.	RELATED PARTY TRANSACTIONS

During the nine months ended March 31, 2007, the Company paid management fees of $172,500 (2006 - $187,500) to companies controlled by directors.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, long-term investments, non-refundable deposits, reclamation bonds and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Expressed in Canadian Dollars)
(Unaudited)

12.	SEGMENTED INFORMATION

The Company’s one reportable operating segment is the acquisition and exploration of mineral properties. Geographic information is as follows:

	March 31	June 30
	2007	2006
	$	$

Capital assets:
Canada	1,052,758	92,416
U.S.A.	135,175,400	36,121,014

	136,228,158	36,213,430

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	March 31	June 30
	2007	2006
	$	$

Cash paid during the year for interest	-	-

Cash paid during the year for income taxes	-	-

Cash and equivalents:
Cash balances	17,534,991	3,619,195
Bankers acceptances	47,843,269	22,328,099

	65,378,260	25,947,294

Significant non-cash transactions for the nine months ended March 31, 2007 were as follows:

a)	Issuance of 10,232,602 common shares valued at $18,303,339 and granting of stock options and warrants at a fair value of $5,231,661 to acquire Quincy Energy Corp.
b)	Issuance of 8,749,767 common shares valued at $46,464,051 and granting of stock options and warrants at a fair value of $3,989,731 to acquire High Plains Uranium Inc.
c)	Cancellation of 1,165,000 shares in Quincy Energy Corp. at a cost of $667,650 as a result of the acquisition.
d)	Issuance of 192,000 shares valued at $ 1,128,960 for a signing bonus and milestones reached by employees.
e)	Issuance of 530,000 common shares valued at $1,581,000 for the acquisition of mineral properties.
f)	Receipt of short-term investments valued at $977,500 as the recovery of mineral properties.

ENERGY METALS CORPORATION
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Expressed in Canadian Dollars)
(Unaudited)

14.	COMMITMENTS

The Company has entered into operating lease agreements for premises with the following annual lease commitments:

2008	$295,288
2009	227,236
2010	135,337
2011	138,377
2012	98,874

$895,112

15.	SUBSEQUENT EVENTS

Subsequent to March 31, 2007,

a)

the Company’s wholly owned subsidiary, Golden Predator Mines Inc. (“GPM”) entered into an agreement to a proposed initial public offering (“IPO”) of 11,00,000 units, at $1.00 per unit, for gross proceeds of $11,000,000. If the IPO is completed, the Company’s interest in GPM will decrease from 100% to 31%.

	b)	the Company issued 204,131 common shares for cash of $843,740 upon the exercise of outstanding stock options.

	c)	the Company issued 1,602,270 common shares for cash of $7,328,485 upon the exercise of outstanding share purchase warrants.

	d)	The Company granted stock options for 85,000 common shares exercisable at prices from $13.82 to $13.72 per share expiring on April 1, 2012 and May 1, 2012, respectively.